

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via Email
Mr. Delbert Blewett
Chief Executive Officer
Canyon Gold Corp.
7810 Marchwood Place
Vancouver BC, Canada V5S 4A6

> **Re:** **Canyon Gold Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 6, 2012**
> **File No. 333-177903**

Dear Mr. Blewett:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed September 6, 2012

Plan of Operations, page 27

1. Please clarify the meaning of, and basis for, Mr. Burton's referring to your project as "a project of merit."

Executive Compensation, page 34

2. We note the inclusion in the summary compensation table of the fiscal year ended April 30, 2013. Since this fiscal year has not been completed, please explain the reason for inclusion in the table. In addition, we note your response to comment five that some of the amount included in 2011 should have been included in 2012. However, the reduction in 2011 compensation to Mr. Blewett was more than the increase in the 2012

compensation. Please revise or advise. In addition, please provide a narrative to the table to clarify why no compensation was earned in 2011.

3.   If footnotes two and four refer to the amount in the all other compensation column, please relocate. To the extent you have not included the amounts accrued in the summary compensation table, please revise to include.

Financial Statements

General

4.   Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X.

Exhibits

5.   Please file exhibits 23.3, 23.4 and 23.5 in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 23.3

6.   We note the consent provided in response to comment one from our letter dated August 30, 2012. Based on your response it appears that the NI 43.101 Technical Report has not been completed and the Industry Guide 7 disclosure in your document is based on a different report. Please clarify the scope of this consent and have Mr. Burton also consent to the inclusion of his name in your filing under the heading "Experts" and revise your filing accordingly.

Exhibit 23.5

7.   Please have DRLLC consent to the use of their name in your filing under the heading "Experts" and revise your filing accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Delbert Blewett
Canyon Gold Corp.
September 18, 2012
Page 3

   You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding engineering and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director